

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2017

Adam Craig
President and Chief Executive Officer
CTI BioPharma Corporation
3101 Western Avenue, Suite 600
Seattle, Washington 98121

     **Re: CTI BioPharma Corporation**
         **Preliminary Proxy Statement on Schedule 14A**
         **Filed November 28, 2017**
         **File No. 000-28386**

Dear Dr. Craig:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                             Division of Corporation Finance
                             Office of Healthcare & Insurance

cc: Brophy Christensen - O'Melveny & Myers LLP